Mail Stop 4561

December 4, 2008

VIA USMAIL and FAX (214) 655 - 1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Short-Term Opportunity Fund I, L.P.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Short-Term Opportunity Fund I, L.P.**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/31/2008**
> **File No. 000-51291**

Dear Mr. Gary S. Bresky:

We have reviewed your response letter dated November 21, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 11 – Related Party Arrangements, pages F-18 – F-20

1.   We have considered your response to our comment. We continue to believe accounting for the forgiveness of debt by Holdings as a capital transaction would be appropriate. Please revise your financial statements accordingly.

2.   Further to our comment, please also file your required Item 4.02 8-K.   The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, your time frame for filing

the restated financial statements, and describe how this restatement impacted your conclusion regarding disclosure controls and procedures.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief